July 17, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.   20549-6010
Attn:  Mr. Larry Spirgel, Assistant Director

RE:         AZZ incorporated
File No. 001-2777
Form 10-K for the Year Ended February 28, 2009

AZZ incorporated (the “Company” or “AZZ”) provides the following response to the comment letter dated July 2, 2009, of the Staff of the Securities and Exchange Commission concerning the Company’s Form 10-K for the year ended February 28, 2009 (the “Form 10-K”).

AZZ has the following responses to the comment letter received from the Staff.

Form 10-K for the fiscal year ended February 28, 2009

Cover Page

1.
Under the “Documents Incorporated by Reference” heading, you state that your Annual Report to Shareholders for the Fiscal Year Ended 2009 (Annual Report) is incorporated into “Parts [I, II, and IV].” However, we are unable to locate the specific portions that are incorporated by reference. Also, we note that you have not filed your Annual Report as exhibit 13 to your Form 10-K as required by Note 2 to General Instruction G to Form l0-K. In your response letter, please explain.

RESPONSE: The Annual Report was inadvertently included under the heading “Documents Incorporated by Reference” on the cover page.  AZZ has duly noted the Staff’s comments and, in the Form 10-K/A for the fiscal year ended February 28, 2009, that AZZ will file in response to the Staff’s comments (the “Form 10-K/A”), AZZ will remove the reference to the Annual Report from the Cover Page.  Accordingly, AZZ’s annual report will not be required to be filed as exhibit 13 to the Form 10-K/A in accordance with Note 2 to General Instruction G to Form 10-K.

Item 1.  Business, page 1

2.	Please revise to disclose the information about international revenues that is required by Regulation S-K Item 101(d).

RESPONSE: AZZ defines international revenues based on the final destination of the products AZZ has produced. AZZ will include this disclosure under Item 1. Business as defined by Regulation S-K Item 101(d) in future filings for AZZ’s Electrical and Industrial Products Segment. AZZ’s Galvanizing Service Segment does not have any international revenues. International revenues for AZZ’s Electrical and Industrial Products Segment were $34.3 million, $38.2 million and $50 million for fiscal 2007, 2008, and 2009, respectively.

Information Incorporated Into Part III by Reference to Proxy Statement

Executive Compensation, page 13 of the Proxy Statement

Compensation Discussion and Analysis, page 13 of the Proxy Statement

3.
Throughout your Compensation Discussion and Analysis and as to each compensation element, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that all of your named executive officers received non-equity incentive plan compensation and stock appreciation rights in 2009. However, you do not disclose the reasons why the committee chose to award the actual amounts reported in the Summary Compensation Table. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award SARs and non-equity incentive plan compensation in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

RESPONSE:  AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the second full paragraph on page 2, the second, third, fourth and fifth full paragraphs on page 3, the first, second and third full paragraphs on page 4, the first and second full paragraphs on page 5 and the first full paragraph on page 6.  An additional copy of Exhibit A, marked to show changes, has been included to assist the Staff in reviewing AZZ’s proposed changes.

4.
We note that the Compensation Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. We also note that market data is used to determine equity award levels. Please revise your disclosure to provide additional detail about how market data was used to make compensation decisions in your most recent fiscal year. If you engage in benchmarking, please identify the component companies in your peer group and market data. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the sixth full paragraph on page 1 and the first and second full paragraphs on page 2.

Annual Incentive Compensation page 15 of the Proxy Statement

5.
We note your references to quantitative and qualitative goals in connection with determining your cash incentive awards. With respect to material qualitative goals, revise your disclosure to identify the nature of such goals and discuss how the Compensation

Committee assessed achievement of such goals. Also, revise to disclose the material quantitative goals and discuss how the Compensation Committee assessed achievement of such goals. If you believe that disclosure of quantitative goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for you or a business segment to achieve the undisclosed goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the third, fourth and fifth full paragraphs on page 3, all of the paragraphs on page 4 and the second full paragraph on page five.  Please note that certain of the quantitative goals are confidential such that disclosure of such goals in the Form 10-K/A would result in competitive harm to AZZ.  As set forth in Exhibit A, these quantitative goals are established based on AZZ’s strategic plan, which typically includes contemplated transactions (including proposed strategic acquisitions of other companies by AZZ) that may not have been disclosed to the public by the time that any particular fiscal year has ended.  Because this strategic plan is highly confidential, AZZ does not publicly disclose specific quantitative goals that are based on annual internal revenue, operating income or return on asset objectives. Revealing specific quantitative goals would provide competitors and other third parties with insights into AZZ’s confidential planning process and strategies, thereby causing competitive harm.

Compensation Committee Report, page 18 of the Proxy Statement

6.
Since you are incorporating this disclosure by reference into your Form 10-K, please revise to also state whether the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company’s annual report on Form 10-K. Refer to Item 407(e)(5)(i)(B) of Regulation S-K.

RESPONSE: AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the following statement under the heading “COMPENSATION COMMITTEE REPORT”:

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended February 28, 2009.

Grants of Plan Based Awards, page 20 of the Proxy Statement

7.
In the first paragraph of the subsection titled “Performance-Based Incentive Compensation” on page 15, you disclose that, in January 2008, the Compensation Committee approved the group of employees eligible to participate in the Senior Management Bonus Plan and established target award opportunities based on achieving various levels of performance. Therefore, it appears that you should have reported the threshold, target and maximum potential awards pursuant to these non-equity incentive plan awards in your Grants of Plan-Based Awards Table, whereas the actual earned award is disclosed in your Summary Compensation Table. Please revise your disclosure in response to this comment or tell us why it is not applicable. For more information, please see Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 120.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit B attached hereto.  An additional copy of Exhibit B, marked to show changes, has been included to assist the Staff in reviewing AZZ’s proposed changes.

Item 7 Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, Identifiable Intangible Assets and Goodwill page 21

8.
We note that goodwill accounted for 19% of total assets as of February 28, 2009. We note that revenues, operating income and segment income may have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of February 28, 2009, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1)
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates, For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE: AZZ has duly noted the Staff’s comments.  As disclosed under Critical Accounting Policies and Estimates, sub section Impairment of Long-Lived Assets, Identifiable Assets and Goodwill on page 21 of the Form 10-K, AZZ conducts an annual impairment test of goodwill in the fourth quarter of each fiscal year.  AZZ’s disclosure includes:

•           The accounting policy AZZ applies;

•           When impairment tests are conducted;

•           How a possible impairment is measured;

•           The variables that could impact the measurement;

•           That other variables could arise that could impact the measurement; and

•           That the measurement could change in the future.

AZZ follows the two-step process as specified in the accounting standards when conducting its impairment test.  AZZ has never had to apply the second step because of the significant cushion between the calculated fair values and the carrying amounts of its reporting units. The cushions for fiscal 2009, 2008 and 2007 in the Electrical and Industrial Segment were 214 percent, 122 percent, and 104 percent, respectively, and in the Galvanizing Segment they were 169 percent, 127 percent, and 201 percent, respectively. Because of the significant cushions between these two amounts, AZZ has not considered it reasonably likely that even significant variations in the variables associated with its measurements would trigger a possible impairment.

In Note 7 to its financial statements filed with the Form 10-K, AZZ discloses the breakdown of its goodwill balances by reporting unit and it discloses the changes in those balances, including the reasons for the changes.  In the spirit of supplementing but not duplicating information already disclosed in the notes to the financial statements, AZZ did not include this information in our discussion on page 21 of the Form 10-K. In future filings, AZZ will reference Note 7 in the disclosure of critical accounting policies for goodwill impairment.

While AZZ has disclosed that it uses discounted future cash flows as its valuation technique, AZZ has not, in the past, disclosed the significant assumptions that AZZ uses in its cash flow model, such as its historical cash flow growth rates, growth rates utilized in its projections, the growth rate needed to avoid a goodwill  impairment charge or the uncertainties inherent in its estimated future growth rates because AZZ considers it not reasonably likely that the amounts of foreseeable variations in these assumptions could cause an impairment charge. However, AZZ is familiar with Release No. 33-8350 and it understands that, because of the effect of the current economic situation on some sectors of the economy and potentially on AZZ, an investor might expect more robust and comprehensive disclosure of its impairment testing policy.  AZZ will review the disclosures of its competitors and others, and AZZ agrees to enhance its disclosure to include more robust and comprehensive information in all future filings.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filing. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry
Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer

Exhibit A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Overview

The Compensation Committee (the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence to the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the Company’s management team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the management team, including the named executive officers, are similar to those provided to other executive officers.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page 18 of the Company’s proxy statement for its 2009 Annual Meeting (the “Proxy Statement”), are referred to as the “named executive officers” throughout this Form 10-K/A.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company and which aligns executives’ interests with those of the shareholders by rewarding performance to achieve goals set by the Company, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of publicly traded companies with similar characteristics. To that end, the Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions including equity awards for the management team (which includes the named executive officers).

The Chief Executive Officer annually reviews the performance of each member of the management team (other than his own, which is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives made by the Chief Executive Officer.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. In furtherance of this, the Committee has the authority under its charter to periodically engage an outside human resources consulting firm to conduct a review of its total compensation program for the Chief Executive Officer as well as for other key executives. The human resources consulting firm provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by the Company’s Chief Executive Officer for executives other than the Chief Executive Officer.  In fiscal 2009, the Committee engaged Hewitt Associates to perform an executive compensation review for purposes of advising the Committee with respect to executive compensation for fiscal 2010.

Ex-A 1

In making compensation decisions, the Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. This group of companies, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment.  In fiscal 2009, this group of companies included Universal Stainless & Alloy Products, Friedman Industries Inc., Morton Industrial Group Inc., Preformed Line Products Co., Catalina Lighting Inc., Webco Industries Inc., Global Power Equipment Group, Juno Lighting Inc., LSI Industries Inc., NN Inc., Haynes International Inc., WHX Corp., Northwest Pipe Company, Keystone Consolidated Industries Inc., Niagara Corp., Lamson & Sessions Co., Neenah Foundry Co. and Roanoke Electric Steel Corp.  Though the Committee considers this market data on the compensation practices of these companies in determining the overall compensation of the Company’s named executive officers (including in determining base salary ranges, as described below), it does not set compensation components to meet specific benchmarks (e.g., targeting salaries “above the median” or equity compensation “at the 75th percentile”).

Compensation is determined based upon market data on the compensation of similarly situated executives of such companies, internal pay equity (including the executive’s accountability and impact on Company operations) and the individual’s experience level and performance. Factors that may result in a deviation from the market data are an individual’s experience level, the job responsibilities of the position and the relative responsibility of the position compared to that of others within the Company. The Committee may also consider how the Company has performed relative to the group of companies listed above.

The Committee strives to develop compensation packages for our executives made up of a balanced combination of base salary, annual incentive awards, and long term compensation. The overall compensation of our executive officers, including the employment agreements with our Chief Executive Officer and Chief Financial Officer, utilizes a combination of these forms of compensation. In setting executives’ compensation, our Committee reviews the total remuneration that each respective officer potentially could receive over the next several years under scenarios contemplating the executive’s continued employment or retirement during the period.

Fiscal year 2009 Executive Compensation Components

For the fiscal year ended February 28, 2009, the principal components of compensation for named executive officers were:

•	base salary, to compensate the executive officers for day-to-day services rendered to the Company;

•	performance-based incentive compensation, paid in cash to incentivize the achievement of specific operating results and to encourage short-term performance;

•	long-term incentive compensation, tying a portion of the executive officers compensation to equity ownership of the Company; and

•
perquisites and other personal benefits, which may include 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are also generally available to all employees.

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 75% and 125% of the midpoint of the base salary established for each range.

Ex-A 2

During its review of base salaries for executives, the Committee primarily considers:

•	market data periodically provided by our outside consultants;

•	internal data regarding the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Performance-Based Incentive Compensation

The Senior Management Bonus Plan is an annual cash incentive program. The Senior Management Bonus Plan provides the Committee the flexibility to promote high performance and achievement of corporate goals by named executive officers, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company. The Senior Management Bonus Plan provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. At its January meeting each fiscal year, the Committee considers whether a Senior Management Bonus Plan should be established for the succeeding fiscal year and, if so, approves the group of employees eligible to participate in the Senior Management Bonus Plan for that fiscal year. The Senior Management Bonus Plan includes various incentive levels based on the participant’s accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. These targets range from 30% to 60% of base salary for the Company’s named executive officers.  The maximum award is reached by the named executives by achieving an average performance level of 125% of their performance targets. Award payments under the Senior Management Bonus Plan may not exceed 120% of base salary for Mr. Dingus, 80% of base salary for Messrs. Perry, Pendley, and Petro, and 60% of base salary for Mr. Watson.

Each participant in the plan is assigned one or more quantitative goals taken from AZZ’s strategic operating plan for the current fiscal year. Their success in reaching those goals determines the size of the annual cash incentive award received by each participant. For Messrs. Dingus and Perry, whose responsibilities are Company-wide, 70% of the award is based upon the Company’s diluted earnings per share and, in the case of Mr. Dingus, 30% of the award is based on the achievement of qualitative goals set by the Committee for his individual performance during the year and, in the case of Mr. Perry, 30% of the award is based on the achievement of qualitative goals set by Mr. Dingus for Mr. Perry’s individual performance during the year. The determining factors for Messrs. Pendley, Petro, and Watson, whose responsibilities relate, in the case of Mr. Pendley to AZZ’s Galvanizing Service Segment and, in the case of Mr. Petro, to the Electrical and Industrial Products Segment, and in the case of Mr. Watson to the Electrical Products Group of our Electrical and Industrial Products Segment, include not only diluted earnings per share but also revenue, operating income or return on assets for their respective segments (among other factors that are immaterial).

Prior to the start of the Company's fiscal year, the Board sets minimum, target and maximum diluted earnings per share levels in the Company’s strategic plan.  In addition to incorporating these levels of diluted earnings per share set by the Board, the Committee sets minimum, target and maximum levels for each other objective of the Senior Management Bonus Plan.  In making the annual determination of the minimum, target and maximum levels, other than the determination of levels regarding diluted earnings per share, which are determined by the Board, the Committee may consider the strategic plan of the Company, the performance of the Company during the prior fiscal year, the economic conditions for the fiscal year anticipated by the Committee, and any specific circumstances facing the Company during the coming fiscal year. Levels for revenue, operating income, and return on assets objectives are set in alignment with the Company’s strategic plan (which includes projections relating to acquisitions, competition, innovation, supply chain and workforce development, among other projections), and expectations set by the Board regarding earnings per share and Company performance.

The Board established, and the Committee adopted, the following minimum, target and maximum levels for diluted earnings per share under the Senior Management Bonus Plan for fiscal 2009:

Ex-A 3

Fiscal 2009 Diluted Earnings per Share Levels
	Minimum Level	Target Level	Maximum Level
Diluted Earnings per Share	$1.14	$2.24	$2.80

Other than the specific target level for the Company’s diluted earnings per share, which is set by the Board, the target levels for the various performance objectives under the Senior Management Bonus Plan are based upon aspects of the Company’s strategic plan that must be kept confidential by the Company to avoid causing the Company competitive harm.  The Committee may establish these target levels based upon the Company’s completion of strategic transactions (including the acquisition by the Company of other companies), which the Company may not have disclosed by the end of the fiscal year for which such target levels have been established.  Accordingly, the Company does not publicly disclose specific target levels for the performance objectives other than the target level for diluted earnings per share.

The Company can, however, disclose the minimum and maximum levels for the various objectives as a percentage of their respective target levels, which demonstrate the minimum performance that will allow an executive officer to receive a cash award under the Senior Management Bonus Plan and the maximum performance for which an executive officer will be rewarded by a cash award under the Senior Management Bonus Plan, respectively.  In fiscal 2009, the Committee established minimum and maximum quantitative levels, relative to their respective target levels, for the various material objectives set forth below.

	Minimum (as a % of Target)	Maximum (as a % of Target)

Revenue
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

Operating Income
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

Return on Assets
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

These performance levels are designed to be aggressive, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount.  This uncertainty helps ensure that any payments under the Senior Management Bonus Plan are truly performance-based, consistent with the plan’s objectives.

In addition, the Committee established the following qualitative goals for Mr. Dingus’s individual performance during fiscal 2009:

(1)
identify, with timely communication to the Board, issues with and progress on the integration of the Company’s fiscal 2009 strategic acquisitions into the Company’s corporate culture and structure; and

(2)	create and implement, with timely communication to the Board, a plan for attracting and retaining appropriate staff at all levels in the Company.

Mr. Dingus established these same qualitative goals for Mr. Perry’s individual performance during fiscal 2009.

Ex-A 4

Payments of awards under the Senior Management Bonus Plan are based upon the achievement of such performance levels for the current year. Named executive officers participating in the Senior Management Bonus Plan receive:

•	no payment for the Senior Management Bonus Plan award unless the participant achieves the minimum performance level;

•
a payment of at least 2% but less than 100% of the Senior Management Bonus Plan award if the participant achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the maximum performance level.

Upon completion of the fiscal year, the Committee assesses the performance of the Company for each of the Senior Management Bonus Plan objectives comparing the actual fiscal year results to the pre-determined minimum, target, and maximum levels for each objective and an overall percentage amount is calculated.  Actual fiscal year results are determined based upon fiscal year end audited results.  In addition, the Committee assesses the performance of Mr. Dingus relative to his qualitative goals based on the annual evaluation of Mr. Dingus conducted by the Committee in consultation with the full Board. The Committee has determined that, based upon the actual fiscal year results for fiscal 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal 2009 conducted by the Committee in consultation with the full Board, Messrs. Dingus and Perry have fulfilled their respective maximum performance levels for diluted earnings per share and have met or exceeded their target performance levels for their respective qualitative goals.  Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.

Awards made to named executive officers under the Senior Management Bonus Plan for performance in fiscal 2009 are reflected in column (g) of the Summary Compensation Table on page 18 of the Proxy Statement.

Long-Term Incentive Compensation

The Stock Appreciation Rights Program assists the Company to:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

The compensation packages of our executive officers include long-term compensation in the form of stock appreciation rights, which, during fiscal year 2009, were granted under the AZZ incorporated Amended and Restated 2005 Long-Term Incentive Plan (the “Plan”). Each stock appreciation right has a base price or grant price equal to the average of the closing price of one share of AZZ common stock on the NYSE for those days on which it trades during the period of thirty-calendar days immediately following the grant date. The stock appreciation rights vest and are exercisable in full on the third anniversary of the grant date and are exercisable for a period of 60 days following the vesting date. During the 60 day period, the participant may exercise the stock appreciation rights with respect to all of the common shares by delivering written notice of exercise to the Committee. The exercise price is determined on the date of delivery of such notice, but no later than the 60th day after vesting. Rights are settled in shares of AZZ common stock of an amount equal to the excess of (i) the exercise price over (ii) the base price. On March 1, 2009, the Committee awarded 163,233 stock appreciation rights to certain directors, officers and employees of the Company under the Plan.

Ex-A 5

  Stock appreciation rights award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Committee’s regularly scheduled January meeting. To determine the size of stock appreciation rights grants, the Committee first establishes a target compensation value to be delivered to the named executive officers through long-term equity awards. In doing so, the Committee considers various factors, including the following:

•	the practice of granting ongoing equity awards only once every year;

•	the emphasis placed on equity in the mix of total compensation;

•	the officer’s experience and performance;

•	the scope, responsibility and business impact of the officer’s position; and

•	the perceived retention value of the total compensation package in light of the competitive labor market.

Once the target value has been established, the Committee uses the Black-Scholes pricing model to determine the number of stock appreciation rights that should be granted to named executive officers in order to provide this target value.  The Committee authorized the grant of stock appreciation rights in fiscal 2009 based on determinations regarding the factors listed above.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other employee benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Items that may be included as perquisites are 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are generally available to all employees.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2009, are included in column (i) of the “Summary Compensation Table” on page 18.

The Company has entered into employment agreements with two of our key executives, Messrs. Dingus and Perry. Additionally, the Company has entered into Change of Control Severance Agreements with certain key employees, including the named executive officers. The Change of Control Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is provided under the heading “Potential Payment Upon Termination or Change of Control” on page 22.

Retirement and Other Benefits

We do not maintain a defined-benefit retirement program.  Instead, all Company employees, including named executive officers, are eligible to participate in the Company’s 401(k) and Profit Sharing Plan known as the AZZ incorporated Employee Benefit Plan and Trust.  In addition, all Company employees, including named executive officers, are eligible to participate in the AZZ incorporated Employee Stock Purchase Plan adopted by the board of directors and approved by the Company’s shareholders in fiscal 2009 (the “Purchase Plan”).

401(k).  The 401(k) plan is a tax-qualified savings plan pursuant to which all Company employees, including the named executive officers, can contribute a portion of their annual salary on a pre-tax basis up to certain limits prescribed by the Internal Revenue Service.  The Company will match 100% of the first 1%, and 50% of contributions between 1% and 6% of eligible pay that the employee contributes. Company matching contributions are fully vested after two years of service.  Employees may select from among several mutual funds when investing their 401(k) account funds.

Ex-A 6

Profit Sharing.  In addition to the 401(k) matching contributions, the Company may make a profit sharing contribution that all Company employees who have satisfied a one year eligibility waiting period, including named executive officers, are eligible to receive.  In the event a contribution is made, each Company employee, including named executives, will receive a portion of the contribution as determined by the following formula:

Participant Eligible Compensation
--------------------------------------------------- X  Profit Sharing Contribution
Eligible Compensation All Participants

This amount is allocated to the participant’s 401(k) account and is invested in one or more mutual funds as determined by the participant.

Company profit sharing contributions vest over the first five years of an employee's service with the Company, and are fully vested for employees with five or more years of service.

Purchase Plan.  The Purchase Plan allows employees of the Company, including named executive officers, to periodically purchase shares of the Company’s common stock at a discount using funds deducted from the participating employees’ payroll.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. During fiscal year 2009, AZZ paid an aggregate of $956,531 in compensation that, under Section 162(m), was not deductible.

Accounting for Stock-Based Compensation

Beginning on March 1, 2006, the Company began accounting for stock-based payments under its Stock Option Program and Stock Appreciation Rights Program in accordance with the requirements of FASB Statement 123(R) based on the assumptions set forth in footnote 1 of the Company's audited financial statements for the fiscal year ended February 28, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commissions on May 12, 2009.

Ex-A 7

Exhibit A (Marked)

Exhibit A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Overview

The Compensation Committee (the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence to the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the Company’s management team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the management team, including the named executive officers, are similar to those provided to other executive officers.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page ~~18,~~18 of the Company’s proxy statement for its 2009 Annual Meeting (the “Proxy Statement”), are referred to as the “named executive officers” throughout this ~~proxy statement~~Form 10-K/A.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company and which aligns executives’ interests with those of the shareholders by rewarding performance to achieve goals set by the Company, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of publicly traded companies with similar characteristics. To that end, the Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions including equity awards for the management team (which includes the named executive officers).

The Chief Executive Officer annually reviews the performance of each member of the management team (other than his own, which is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives made by the Chief Executive Officer.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. In furtherance of this, the Committee has the authority under its charter to periodically engage an outside human resources consulting firm to conduct a review of its total compensation program for the Chief Executive Officer as well as for other key executives. The human resources consulting firm provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by the Company’s Chief Executive Officer for executives other than the Chief Executive Officer.  In fiscal 2009, the Committee engaged Hewitt Associates to perform an executive compensation review for purposes of advising the Committee with respect to executive compensation for fiscal 2010.

EX-A (Marked) 1

In making compensation decisions, the Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. This group of companies, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment.  In fiscal 2009, this group of companies included the following companies:  Universal Stainless & Alloy Products, Friedman Industries Inc., Morton Industrial Group Inc., Preformed Line Products Co., Catalina Lighting Inc., Webco Industries Inc., Global Power Equipment Group, Juno Lighting Inc., LSI Industries Inc., NN Inc., Haynes International Inc., WHX Corp., Northwest Pipe Company, Keystone Consolidated Industries Inc., Niagara Corp., Lamson & Sessions Co., Neenah Foundry Co. and Roanoke Electric Steel Corp.  Though the Committee considers this market data on the compensation practices of these companies in determining the overall compensation of the Company’s named executive officers (including in determining base salary ranges, as described below), it does not set compensation components to meet specific benchmarks (e.g., targeting salaries “above the median” or equity compensation “at the 75thpercentile”).

Compensation is determined based upon market data on the compensation of similarly situated executives of such companies, internal pay equity (including the executive’s accountability and impact on Company operations) and the individual’s experience level and performance. Factors that may result in a deviation from the market data are an individual’s experience level, the job responsibilities of the position and the relative responsibility of the position compared to that of others within the Company. The Committee may also consider how the Company has performed relative to the group of companies listed above.

The Committee strives to develop compensation packages for our executives made up of a balanced combination of base salary, annual incentive awards, and long term compensation. The overall compensation of our executive officers, including the employment agreements with our Chief Executive Officer and Chief Financial Officer, utilizes a combination of these forms of compensation. In setting executives’ compensation, our ~~committee~~Committee reviews the total remuneration that each respective officer potentially could receive over the next several years under scenarios contemplating the executive’s continued employment or retirement during the period.

Fiscal year 2009 Executive Compensation Components

For the fiscal year ended February 28, 2009, the principal components of compensation for named executive officers were:

•	base salary, to compensate the executive officers for day-to-day services rendered to the Company;

•	performance-based incentive compensation, paid in cash to incentivize the achievement of specific operating results and to encourage short-term performance;

•	long-term incentive compensation, tying a portion of the executive officers compensation to equity ownership of the Company; and

•
perquisites and other personal benefits, which may include 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are also generally available to all employees.

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 75% and 125% of the midpoint of the base salary established for each range.

EX-A (Marked) 2

During its review of base salaries for executives, the Committee primarily considers:

•	market data periodically provided by our outside consultants;

•	internal data regarding the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Performance-Based Incentive Compensation

The Senior Management Bonus Plan is an annual cash incentive program. The Senior Management Bonus Plan provides the Committee the flexibility to promote high performance and achievement of corporate goals by named executive officers, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company. The Senior Management Bonus Plan provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. At its January meeting each fiscal year, the Committee considers whether a Senior Management Bonus Plan should be established for the succeeding fiscal year and, if so, approves the group of employees eligible to participate in the Senior Management Bonus Plan for that fiscal year. The Senior Management Bonus Plan includes various incentive levels based on the participant’s accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. These targets range from 30% to 60% of base salary for the Company’s named executive officers.  The maximum award is reached by the named executives by achieving an average performance level of 125% of their performance targets. Award payments under the Senior Management Bonus Plan may not exceed 120% of base salary for Mr. Dingus, 80% of base salary for Messrs. Perry, Pendley, and Petro, and 60% of base salary for Mr. Watson.

Each participant in the plan is assigned one or more quantitative goals taken from AZZ’s strategic operating plan for the current fiscal year. Their success in reaching those goals determines the size of the annual cash incentive award received by each participant. For Messrs. Dingus and Perry, whose responsibilities are Company-wide, 70% of the award is based upon the Company’s diluted earnings per share and, in the case of Mr. Dingus, 30% of the award is based on the achievement of qualitative goals set by the Committee for his individual performance during the year and, in the case of Mr. Perry, 30% of the award is based on the achievement of qualitative goals set by Mr. Dingus for Mr. Perry’s individual performance during the year. The determining factors for Messrs. Pendley, Petro, and Watson, whose responsibilities relate, in the case of Mr. Pendley to AZZ’s Galvanizing Service Segment and, in the case of Mr. Petro, to the Electrical and Industrial Products Segment, and in the case of Mr. Watson to the Electrical Products Group of our Electrical and Industrial Products Segment, include not only diluted earnings per share but also revenue, operating income or return on assets for their respective segments (among other factors that are immaterial).

Prior to the start of the Company's fiscal year, the Board sets minimum, target and maximum diluted earnings per share levels in the Company’s strategic plan.  In addition to incorporating these levels of diluted per share set by the Board, the Committee sets minimum, target and maximum levels for each ~~component~~other objective of the Senior Management Bonus Plan.   In making the annual determination of the minimum, target and maximum levels, other than the determination of levels regarding diluted earnings per share, which are determined by the Board, the Committee may consider the strategic plan of the Company, the performance of the Company during the prior fiscal year, the economic conditions for the fiscal year anticipated by the Committee, and any specific circumstances facing the Company during the coming fiscal year. Levels for revenue, operating income, and return on assets objectives are set in alignment with the Company’s strategic plan (which includes projections relating to acquisitions, competition, innovation, supply chain and workforce development, among other projections), and expectations set by the Board regarding earnings per share and Company performance.

EX-A (Marked) 3

The Board established, and the Committee adopted, the following minimum, target and maximum levels for diluted earnings per share under the Senior Management Bonus Plan for fiscal 2009:

Fiscal 2009 Diluted Earnings per Share Levels
	Minimum Level	Target Level	Maximum Level
Diluted Earnings per Share	$1.14	$2.24	$2.80

Other than the specific target level for the Company’s diluted earnings per share, which is set by the Board, the target levels for the various performance objectives under the Senior Management Bonus Plan are based upon aspects of the Company’s strategic plan that must be kept confidential by the Company to avoid causing the Company competitive harm.  The Committee may establish these target levels based upon the Company’s completion of strategic transactions (including the acquisition by the Company of other companies), which the Company may not have disclosed by the end of the fiscal year for which such target levels have been established.  Accordingly, the Company does not publicly disclose specific target levels for the performance objectives other than the target level for diluted earnings per share.

The Company can, however, disclose the minimum and maximum levels for the various objectives as a percentage of their respective target levels, which demonstrate the minimum performance that will allow an executive officer to receive a cash award under the Senior Management Bonus Plan and the maximum performance for which an executive officer will be rewarded by a cash award under the Senior Management Bonus Plan, respectively.  In fiscal 2009, the Committee established minimum and maximum quantitative levels, relative to their respective target levels, for the various materials objectives set forth below.

	Minimum (as a % of Target)	Maximum (as a % of Target)
Revenue
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

Operating Income
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

Return on Assets
Galvanizing Service Segment	51%	125%

Electrical and Industrial Products Segment	51%	125%

These performance levels are designed to be aggressive, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount.  This uncertainty helps ensure that any payments under the Senior Management Bonus Plan are truly performance-based, consistent with the plan’s objectives.

In addition, the Committee established the following qualitative goals for Mr. Dingus’s individual performance during fiscal 2009:

(1)
identify, with timely communication to the Board, issues with and progress on the integration of the Company’s fiscal 2009 strategic acquisitions into the Company’s corporate culture and structure; and

EX-A (Marked) 4

(2)	create and implement, with timely communication to the Board, a plan for attracting and retaining appropriate staff at all levels in the Company.

Mr. Dingus established the same foregoing qualitative goals for Mr. Perry’s individual performance during fiscal 2009.

Payments of awards under the Senior Management Bonus Plan are based upon the achievement of such ~~objectives~~performance levels for the current year. Named executive officers participating in the Senior Management Bonus Plan receive:

•	no payment for the Senior Management Bonus Plan award unless the participant achieves the minimum performance level;

•
a payment of at least 2% but less than 100% of the Senior Management Bonus Plan award if the participant achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the maximum performance level.

Upon completion of the fiscal year, the Committee assesses the performance of the Company for each of the Senior Management Bonus Plan ~~targets~~objectives comparing the actual fiscal year results to the pre-determined minimum, target, and maximum levels for each objective and an overall percentage amount is calculated.  Actual fiscal year results are determined based upon fiscal year end audited results.  In addition, the Committee assesses the performance of Mr. Dingus relative to his qualitative goals based on the annual evaluation of Mr. Dingus conducted by the Committee in consultation with the full Board. The Committee has determined that, based upon the actual fiscal year results for fiscal 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal 2009 conducted by the Committee in consultation with the full Board, Messrs. Dingus and Perry have fulfilled their respective maximum performance levels for diluted earnings per share and have met or exceeded their target performance levels for their respective qualitative goals.  Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.

Awards made to named executive officers under the Senior Management Bonus Plan for performance in fiscal 2009 are reflected in column (g) of the Summary Compensation Table on page ~~18.~~18 of the Proxy Statement.

Long-Term Incentive Compensation

The Stock Appreciation Rights Program assists the Company to:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

The compensation packages of our executive officers include long-term compensation in the form of stock appreciation rights, which, during fiscal year 2009, were granted under the AZZ incorporated Amended and Restated 2005 Long-Term Incentive Plan (the “Plan”). Each stock appreciation right has a base price or grant price equal to the average of the closing price of one share of AZZ common stock on the NYSE for those days on which it trades during the period of thirty-calendar days immediately following the grant date. The stock appreciation rights

EX-A (Marked) 5

vest and are exercisable in full on the third anniversary of the grant date and are exercisable for a period of 60 days following the vesting date. During the 60 day period, the participant may exercise the stock appreciation rights with respect to all of the common shares by delivering written notice of exercise to the Committee. The exercise price is determined on the date of delivery of such notice, but no later than the 60th day after vesting. Rights are settled in shares of AZZ common stock of an amount equal to the excess of (i) the exercise price over (ii) the base price. On March 1, 2009, the Committee awarded 163,233 stock appreciation rights to certain directors, officers and employees of the Company under the Plan.

Stock appreciation rights award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Committee’s regularly scheduled January meeting. To determine the size of stock appreciation rights grants, the Committee first establishes a target compensation value to be delivered to the named executive officers through long-term equity awards. In doing so, the Committee considers various factors, including the following:

•	the practice of granting ongoing equity awards only once every year;

•	the emphasis placed on equity in the mix of total compensation;

•	the officer’s experience and performance;

•	the scope, responsibility and business impact of the officer’s position; and

•	the perceived retention value of the total compensation package in light of the competitive labor market.

Once the target value has been established, the Committee uses the Black-Scholes pricing model to determine the number of stock appreciation rights that should be granted to named executive officers in order to provide this target value.  The Committee authorized the grant of stock appreciation rights in fiscal 2009 based on determinations regarding the factors listed above.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other employee benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Items that may be included as perquisites are 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are generally available to all employees.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2009, are included in column (i) of the “Summary Compensation Table” on page 18.

The Company has entered into employment agreements with two of our key executives, Messrs. Dingus and Perry. Additionally, the Company has entered into Change of Control Severance Agreements with certain key employees, including the named executive officers. The Change of Control Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is provided under the heading “Potential Payment Upon Termination or Change of Control” on page 22.

Retirement and Other Benefits

We do not maintain a defined-benefit retirement program.  Instead, all Company employees, including named executive officers, are eligible to participate in the Company’s 401(k) and Profit Sharing Plan known as the AZZ incorporated Employee Benefit Plan and Trust.  In addition, all Company employees, including named executive officers, are eligible to participate in the AZZ incorporated Employee Stock Purchase Plan adopted by the board of directors and approved by the Company’s shareholders in fiscal 2009 (the “Purchase Plan”).

EX-A (Marked) 6

   401(k).  The 401(k) plan is a tax-qualified savings plan pursuant to which all Company employees, including the named executive officers, can contribute a portion of their annual salary on a pre-tax basis up to certain limits prescribed by the Internal Revenue Service.  The Company will match 100% of the first 1%, and 50% of contributions between 1% and 6% of eligible pay that the employee contributes. Company matching contributions are fully vested after two years of service.  Employees may select from among several mutual funds when investing their 401(k) account funds.

Profit Sharing.  In addition to the 401(k) matching contributions, the Company may make a profit sharing contribution that all Company employees who have satisfied a one year eligibility waiting period, including named executive officers, are eligible to receive.  In the event a contribution is made, each Company employee, including named executives, will receive a portion of the contribution as determined by the following formula:

Participant Eligible Compensation
--------------------------------------------------- X  Profit Sharing Contribution
Eligible Compensation All Participants

This amount is allocated to the participant’s 401(k) account and is invested in one or more mutual funds as determined by the participant.

Company profit sharing contributions vest over the first five years of an employee's service with the ~~company~~Company, and are fully vested for employees with five or more years of service.

Purchase Plan.  The Purchase Plan allows employees of the Company, including named executive officers, to periodically purchase shares of the Company’s common stock at a discount using funds deducted from the participating employees’ payroll.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. During fiscal year 2009, AZZ paid an aggregate of $956,531 in compensation that, under Section 162(m), was not deductible.

Accounting for Stock-Based Compensation

Beginning on March 1, 2006, the Company began accounting for stock-based payments under its Stock Option Program and Stock Appreciation Rights Program in accordance with the requirements of FASB Statement 123(R) based on the assumptions set forth in footnote 1 of the Company's audited financial statements for the fiscal year ended February 28, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commissions on May 12, 2009.

EX-A (Marked) 7

Exhibit B

GRANTS OF PLAN BASED AWARDS

The following table provides information about cash incentive awards and equity awards made during fiscal 2009 to each of the named executive officers under our Senior Management Bonus Plan and our Amended and Restated 2005 Long Term Incentive Plan, respectively.

								All Other Stock Awards:	All Other Option/SARs Awards:		Grant Date Fair Value
		Estimated Future Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Number of Shares of Stock	Number of Securities Underlying Options/	Exercise or Base Price of Option/ SARs	of Stock and Option/ SARs
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or Units (#)	SARs (#)(1)	Awards ($/sh)	Awards ($)(2)
David H. Dingus	3/1/08	$5,235	$261,750	$523,500	—	—	—	—	30,700	$ 35.88	$362,292

Dana L. Perry	3/1/08	$1,954	$97,700	$195,400	—	—	—	—	10,110	$ 35.88	$119,309

John V. Petro	3/1/08	$1,772	$88,600	$177,200	—	—	—	—	10,110	$ 35.88	$119,309

Tim E. Pendley	3/1/08	$1,600	$80,000	$160,000	—	—	—	—	10,110	$ 35.88	$119,309

Clement H. Watson	3/1/08	$1,1181	$59,025	$118,050	—	—	—	—	6,740	$ 35.88	$79,539

EX B - 1

Exhibit B

GRANTS OF PLAN BASED AWARDS

The following table provides information about cash incentive awards and equity awards made during fiscal 2009 to each of the named executive officers under our Senior Management Bonus Plan and our Amended and Restated 2005 Long Term Incentive Plan ~~during fiscal 2009.~~,respectively.

										All Other Stock Awards:	All Other Option/SARs Awards:		Grant Date Fair Value
		Estimated Future Payouts Under Non- Equity Incentive Plan Awards					Estimated Future Payouts Under Equity Incentive Plan Awards			Number of Shares of Stock	Number of Securities Underlying Options/	Exercise or Base Price of Option/ SARs	of Stock and Option/ SARs
Name	Grant Date	Threshold ($)			Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or Units (#)	SARs (#)(1)	Awards ($/sh)	Awards ($)(2)
David H. Dingus	3/1/08	$	— 5,235	$	— 261,750	$523,500	—	—	—	—	30,700	$ 35.88	$362,292

Dana L. Perry	3/1/08	$	— 1,954	$	— 97,700	$195,400	—	—	—	—	10,110	$ 35.88	$119,309

John V. Petro	3/1/08	$	— 1,772	$	— 88,600	$177,200	—	—	—	—	10,110	$ 35.88	$119,309

Tim E. Pendley	3/1/08	$	— 1,600	$	— 80,000	$160,000	—	—	—	—	10,110	$ 35.88	$119,309

Clement H. Watson	3/1/08	$	— 1,1181	$	— 59,025	$118,050	—	—	—	—	6,740	$ 35.88	$79,539

EX-B (Marked) - 2